UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF ARCELOR AS OF

JUNE 30, 2007 AND FOR THE SIX MONTH PERIOD AND YEAR ENDED

JUNE 30, 2007 AND DECEMBER 31, 2006, RESPECTIVELY

The following unaudited pro forma condensed combined balance sheet as of June 30, 2007 and unaudited pro forma condensed combined income statement for the year ended December 31, 2006 and for the six month period ended June 30, 2007 (“Unaudited Pro Forma Condensed Combined Financial Information”) of Arcelor give effect to the following transactions as if they occurred on January 1, 2006 for the pro forma condensed combined income statement and as if they occurred on June 30, 2007 for the pro forma condensed combined balance sheet:

•

the acquisition by Mittal Steel of 94.2% of the share capital (on a diluted basis) of Arcelor and all of the outstanding OCEANEs (convertible bonds) of Arcelor (collectively, the “Arcelor acquisition”) (the acquisition is reflected in the historical balance sheet as of June 30, 2007 of Mittal Steel);

•	the tender offer by Mittal Steel for the acquisition of all outstanding minority interests in Arcelor Brasil S.A. (“Arcelor Brasil”), a subsidiary of Arcelor;

•	the $590 million share buy-back program announced on April 2, 2007 and the 27 million share buy-back program announced on June 12, 2007;

•	the merger of Mittal Steel into ArcelorMittal on September 3, 2007; and

•	the proposed merger of ArcelorMittal (the surviving entity in the Mittal Steel and ArcelorMittal merger) into Arcelor, which will subsequently be renamed “ArcelorMittal”.

On August 1, 2006, Mittal Steel acquired 91.9% of the share capital of Arcelor (on a diluted basis). Through subsequent transactions Mittal Steel has increased its ownership to 94.2% which includes the issued and outstanding shares of Arcelor and all of Arcelor’s convertible bonds, which were acquired in exchange for approximately 680 million Mittal Steel class A common shares and approximately €8.0 billion ($10.2 billion) in cash. The acquisition was accounted for using the purchase method of accounting, which requires that the assets acquired and liabilities assumed be recorded at their estimated fair values at the date of acquisition. The assets acquired and liabilities assumed of Arcelor are reflected in the historical consolidated balance sheet as of June 30, 2007. Accordingly, no pro forma adjustments are recorded in the Unaudited Pro Forma Condensed Combined Balance Sheet related to this acquisition. The results of operations for Arcelor have been included in the consolidated income statement of Mittal Steel since the date of acquisition, August 1, 2006. For purposes of preparing the Unaudited Pro Forma Condensed Combined Income Statement, the Arcelor historical consolidated income statement for the period from January 1, 2006 through July 31, 2006 has been translated from euros into U.S. dollars using an average exchange rate of €1 to $1.2343.

On September 25, 2006, the Comissão de Valores Mobiliários (the “CVM”), the Brazilian securities regulator, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all of the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Mittal Steel. Pursuant to the ruling, the value to be offered to Arcelor Brasil’s shareholders was to be determined on the basis of the value of the part of the overall consideration paid for Arcelor by Mittal Steel that was attributable to Arcelor Brasil. On April 17, 2007, the CVM granted registration of the offer, which opened on April 27, 2007 and closed on June 4, 2007. The consideration to be offered per Arcelor Brasil share was R$10.82 in cash and 0.3568 Mittal Steel class A common shares, subject to certain adjustments. Tendering Arcelor Brasil shareholders could also accept an all-cash option, pursuant to which they would receive cash in an amount equal to the value of the cash and share consideration described above, calculated in the manner set forth in the offering documents.

As of June 4, 2007, 191.3 million Arcelor Brasil shares were tendered, representing 29.5% of the total Arcelor Brasil share capital and 89.7% of the free float of Arcelor Brasil. Of the total number of shares tendered 39.6% were tendered pursuant to the Mixed Offer and 60.4% pursuant to the Cash Offer. The total value offered per Arcelor Brasil share was €21.05 ($28.31). The amount of cash paid by Mittal Steel was approximately €2.6 billion ($3.5 billion). The number of Mittal Steel class A common shares issued was approximately 27 million shares, representing 2% of the share capital of Mittal Steel on a diluted basis. As of August 8, 2007, Mittal Steel had paid an additional $0.4 billion in cash for additional shares of Arcelor Brasil. These purchases were made pursuant to the sell-out procedure under applicable Brazilian regulations that required that the remaining Arcelor Brasil shareholders have the opportunity to sell their shares to Mittal Steel for R$53.89 per share in cash (the same price offered to Arcelor Brasil shareholders in the all-cash option of the tender offer) plus an interest component from June 8, the date of the settlement of the all-cash option of the tender offer, until settlement of such sales. On August 8, 2007, a general Arcelor Brasil shareholder’s meeting was held which approved the redemption by Arcelor Brasil of the remaining shares of Arcelor Brasil not held by Mittal Steel. On August 17, 2007, Arcelor Brasil paid a total of $0.1 billion in cash to the remaining shareholders and redeemed all the remaining shares of Arcelor Brasil for R$53.89 per share plus an interest component for the period from June 8, 2007, the date of the settlement of the all-cash option of the tender offer, until August 17, 2007, the date the funds were made available to the remaining shareholders.

The Unaudited Pro Forma Condensed Combined Financial Information reflects the acquisition by Mittal Steel of 100% of the outstanding minority interests pursuant to the offer described above.

On April 2, 2007, Mittal Steel announced the commencement of a share buy-back program to repurchase up to a maximum aggregate amount of $590 million of its class A common shares. The share buy-back program was scheduled to end at the earliest of (i) December 31, 2007, (ii) the moment at which the aggregate value of class A common shares repurchased by Mittal Steel since the start of this share buy-back program reached $590 million, (iii) the moment at which Mittal Steel and its subsidiaries held 10% of the total number of the then-issued class A and class B common shares, or (iv) the moment at which ArcelorMittal no longer has any corporate authorization to repurchase its shares. This share buy-back program was completed on September 4, 2007 as the $590 million limit was reached. Mittal Steel and ArcelorMittal, as its successor, purchased an aggregate of 9,513,960 Mittal Steel class A common shares and ArcelorMittal shares under the program.

On June 12, 2007, Mittal Steel announced its intention to start a share buy-back program for up to a maximum of 27 million class A common shares, immediately following the completion of the $590 million share buy-back program summarized above. This new share buy-back program was designed to offset the issuance of shares as partial consideration for the acquisition of the outstanding minority interests in Arcelor Brasil. This share buy-back program commenced upon the termination of the $590 million buy-back program described above and will end at the earliest of the moment at which (i) the aggregate number of shares purchased under this program reaches the 27 million share limit, (ii) ArcelorMittal and its subsidiaries will hold 10% of the then-issued ArcelorMittal shares, or (iii) ArcelorMittal no longer has corporate authorization to repurchase its shares.

In the Memorandum of Understanding of June 25, 2006 (the “MOU”), Mittal Steel agreed that it would merge into Arcelor as soon as practicable following completion of its revised offer for Arcelor, and that the combined entity would be incorporated, domiciled and headquartered in Luxembourg. Following discussions at a meeting held on April 27, 2007, the Mittal Steel Board of Directors decided, pursuant to written decisions dated May 2, 2007, to organize a two-step process pursuant to which Mittal Steel would first be merged into ArcelorMittal, which would subsequently be merged into Arcelor as the ultimate surviving entity. The objective of the two-step process is to ensure the earliest possible compliance with the undertakings made by Mittal Steel in the context of its revised offer for Arcelor (as reflected in the MOU).

As a first step in a two-step merger process to combine Mittal Steel and Arcelor in a single legal entity governed by Luxembourg law, on May 2, 2007, Mittal Steel and ArcelorMittal entered into a merger agreement which provided that Mittal Steel would merge into ArcelorMittal, by way of absorption by ArcelorMittal of Mittal Steel and without liquidation of Mittal Steel. This merger became effective on September 3, 2007 and the combined company was named “ArcelorMittal”.

ArcelorMittal was incorporated on August 13, 2004 under the name Verger Investments S.A. It was a wholly-owned subsidiary of Mittal Steel from April 24, 2007 and was renamed “ArcelorMittal” on April 26, 2007. ArcelorMittal did not conduct operations prior to the merger with Mittal Steel. Prior to the merger with Mittal Steel, ArcelorMittal did not have any assets, liabilities (contingent or otherwise) or commitments, other than assets consisting of an immaterial amount of cash. It was used to facilitate the two-step merger process described above.

For accounting purposes, the merger of Mittal Steel into ArcelorMittal was considered a combination of entities under common control. All recorded assets and liabilities of Mittal Steel and ArcelorMittal were carried forward at their historical book values, and the income of ArcelorMittal includes the income of Mittal Steel for all periods presented.

In the proposed second-step merger, ArcelorMittal (the surviving entity in the Mittal Steel and ArcelorMittal merger) will merge into Arcelor and shareholders of ArcelorMittal will become shareholders of Arcelor, which will subsequently be renamed “ArcelorMittal”. The second-step merger is intended to further rationalize the corporate structure of the combined company initiated by the first-step merger of Mittal Steel and ArcelorMittal.

In the proposed second-step merger, a holder of ArcelorMittal shares will receive one newly issued Arcelor share for every one ArcelorMittal share, which is referred to as the Exchange Ratio. This Exchange Ratio assumes the prior completion of a share capital restructuring of Arcelor pursuant to which each 7 pre-capital restructuring shares of Arcelor would be exchanged for 8 post-capital restructuring shares of Arcelor.

No additional consideration in cash or in kind will be paid by Arcelor to the shareholders of ArcelorMittal in connection with the merger.

The acquisition of the minority interest in connection with the merger of ArcelorMittal (the surviving entity in the Mittal Steel and ArcelorMittal merger) into Arcelor will be accounted for using the purchase method of accounting. The excess of the purchase price over the historical book value of the minority interest will be recorded as goodwill. The Unaudited Pro Forma Condensed Combined Financial Information presents Arcelor, the combined company, as if the transaction occurred on January 1, 2006 for the income statement and June 30, 2007 for the balance sheet. The assumptions and adjustments to Arcelor’s historical shareholders’ equity are described in Note 6 of the Unaudited Pro Forma Condensed Combined Financial Information.

The Unaudited Pro Forma Condensed Combined Financial Information has been prepared for illustrative purposes only. Because of its nature, it addresses a hypothetical situation and, therefore, does not represent Arcelor’s actual financial position or results. It does not purport to indicate the results of operations or the combined financial position that would have resulted had the transactions been completed at the beginning of the period presented, nor is it intended to be indicative of expected results of operations in future periods or the future financial position of Arcelor. The pro forma adjustments are based upon available information and certain assumptions that Arcelor believes to be reasonable.

The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the notes thereto as well as the historical consolidated financial statements of Mittal Steel and Arcelor.

The audited consolidated financial statements of Mittal Steel as of and for the year ended December 31, 2006, included in Mittal Steel’s Annual Report on Form 20-F (dated April 17, 2007, as amended July 3, 2007), were prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The audited consolidated financial statements of Arcelor were prepared in accordance with IFRS. To assist in understanding the Unaudited Pro Forma Condensed Combined Financial Information, a quantitative and qualitative reconciliation from IFRS to accounting principles generally accepted in the United States (“U.S. GAAP”) for the pro forma combined shareholders’ equity as of June 30, 2007 and the pro forma combined net income for the year ended December 31, 2006 and six month period ended June 30, 2007 is included in Note 12 herein.

ARCELOR

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2007

(in millions of U.S. Dollars)	Mittal Steel Historical	Pro Forma Adjustments
		Acquisition of Minority Interest of Arcelor Brasil		Share Buy-Back Program	Pro Forma Combined Mittal Steel	Merger of Mittal Steel into ArcelorMittal		Pro Forma Combined ArcelorMittal	Merger of ArcelorMittal into Arcelor		Pro Forma Combined ArcelorMittal
	(Note 2a)	(Note 3)		(Note 4)		(Note 5)			(Note 6)
Current assets
Cash and cash equivalents, restricted cash and short-term investments	$6,782	$—	a	$(11)	$6,771	$—		$6,771	$—		$6,771
Trade accounts receivable	11,246	—		—	11,246	—		11,246	—		11,246
Inventories	19,448	—		—	19,448	—		19,448	—		19,448
Prepaid expenses and other current assets	6,091	—		—	6,091	—		6,091	—		6,091

Total current assets	43,567	—		(11)	43,556	—		43,556	—		43,556
Goodwill and intangible assets	14,954	—		—	14,954	—		14,954	1,661		16,615
Property, plant and equipment	57,836	—		—	57,836	—		57,836	—		57,836
Investments accounted for using the equity method	4,707	—		—	4,707	—	a, b	4,707	—		4,707
Other assets	2,282	—		—	2,282	—		2,282	—		2,282
Deferred tax assets	1,503	—		—	1,503	—		1,503	—		1,503

Total assets	$124,849	$—		$(11)	$124,838	$—		$124,838	$1,661		$126,499

Current liabilities
Payable to banks and current portion of long-term debt	$7,617	$—		$2,066	$9,683	$—		$9,683	$—		$9,683
Trade accounts payable	11,853	—		—	11,853	—		11,853	—		11,853
Accrued expenses and other liabilities	10,741	—		—	10,741	—		10,741	—		10,741

Total current liabilities	30,211	—		2,066	32,277	—		32,277	—		32,277
Long-term debt, net of current portion	22,389	—		—	22,389	—		22,389	—		22,389
Deferred employee benefits	5,344	—		—	5,344	—		5,344	—		5,344
Deferred tax liabilities	7,625	—		—	7,625	—		7,625	—		7,625
Other long-term obligations	4,333	—		—	4,333	—		4,333	—		4,333

Total liabilities	69,902	—		2,066	71,968	—		71,968	—		71,968
Equity attributable to the equity holders of the parent	48,549	—	a, b	(2,077)	46,472	—	a, b	46,472	3,465	a, b	49,937
Minority interest	6,398	—	b	—	6,398	—		6,398	(1,804	)b	4,594
Total equity	54,947	—		(2,077)	52,870	—		52,870	1,661		54,531
Total liabilities and equity	$124,849	$—		$(11)	$124,838	$—		$124,838	$1,661		$126,499

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information

ARCELOR

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

For the year ended December 31, 2006

(in millions of U.S. Dollars, except per share data)	Mittal Steel Historical	Pro forma adjustments
		Arcelor Historical (January 1 to July 31, 2006)	Acquisition of Arcelor		Acquisition of Minority Interest of Arcelor Brasil		Share Buy- Back Program		Pro Forma Combined Mittal Steel	Merger of Mittal Steel into ArcelorMittal	Pro Forma Combined ArcelorMittal	Merger of ArcelorMittal into Arcelor		Pro Forma Combined ArcelorMittal
	(Note 2b)	(Note 2c)	(Note 7)		(Note 8)		(Note 9)			(Note 5)		(Note 10)
Sales	$58,870	$28,659	$—		$—		$—		$87,529	$—	$87,529	$—		$87,529
Cost of sales	48,411	23,381	56	a	—		—		71,848	—	71,848	—		71,848
Selling, general, and administrative	2,960	2,260	—		—		—		5,220	—	5,220	—		5,220

Operating income	7,499	3,018	(56)		—		—		10,461	—	10,461	—		10,461

Other income - net	49	(341)	341	b	—		—		49	—	49	—		49
Income from equity method investments	301	269	—		—		—		570	—	570	—		570
Finance costs - net	(654)	(451)	(222	)c	—		(88	)a	(1,415)	—	(1,415)	—		(1,415)

Income before income taxes	7,195	2,495	63		—		(88)		9,665	—	9,665	—		9,665

Income tax expense	(1,109)	34	(16	)d	—		22	b	(1,069)	—	(1,069)	—		(1,069)

Net income (including minority interest)	$6,086	$2,529	$47		$—		$(66)		$8,596	$—	$8,596	$—		$8,596

Attributable to:
Equity holders of parent	$5,226	$2,103	$(90	)e	$476	a	$(66)		$7,649	$—	$7,649	$217	a	$7,866
Minority interest	860	426	137	e	(476	)a	—		947	$—	947	(217	)a	730

Earnings-per-share:
Basic	$5.29								$5.57		$5.57	$		$5.55
Diluted	5.28								5.56		5.56			5.54

Weighted average shares outstanding:
Basic	988		396	f	27	b	(37	)c	1,374		1,374	44	b	1,418

Diluted	989		396	f	27	b	(37	)c	1,375		1,375	44	b	1,419

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information

ARCELOR

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

For the six-month period ended June 30, 2007

(in millions of U.S. Dollars, except per share data)	Mittal Steel Historical	Pro forma adjustments
		Arcelor Historical (January 1 to July 31, 2006)	Acquisition of Arcelor	Acquisition of Minority Interest of Arcelor Brasil		Share Buy- Back Program		Pro Forma Combined Mittal Steel	Merger of Mittal Steel into ArcelorMittal	Pro Forma Combined ArcelorMittal	Merger of ArcelorMittal into Arcelor		Pro Forma Combined ArcelorMittal
	(Note 2b)	(Note 2c)	(Note 7)	(Note 8)		(Note 9)			(Note 5)		(Note 10)
Sales	$51,699	$—	$—	$—		$—		$51,699	$—	$51,699	$—		$51,699
Cost of sales	41,589	—	—	—		—		41,589	—	41,589	—		41,589
Selling, general, and administrative	2,423	—	—	—		—		2,423	—	2,423	—		2,423

Operating income	7,687	—	—	—		—		7,687	—	7,687	—		7,687

Other income - net	83	—	—	—		—		83	—	83	—		83
Income from equity method investments	349	—	—	—		—		349	—	349	—		349
Finance costs - net	(192)	—	—	—		(43	)a	(235)	—	(235)	—		(235)

Income before income taxes	7,927	—	—	—		(43)		7,884	—	7,884	—		7,884

Income tax expense	(2,021)	—	—	—		11	b	(2,010)	—	(2,010)	—		(2,010)

Net income (including minority interest)	$5,906	$—	$—	$—		$(32)		$5,874	$—	$5,874	$—		$5,874

Attributable to:
Equity holders of parent	$4,973	$—	$—	$246	a	$(32)		$5,187	$—	$5,187	$176	c	$5,363
Minority interest	933	—	—	(246	)a	—		687	$—	687	(176	)c	511

Earnings-per-share:
Basic	$3.60							$3.78		$3.78	$		$3.78
Diluted	3.59							3.77		3.77			3.78

Weighted average shares outstanding:
Basic	1,383			27		(37	)c	1,373		1,373	44	b	1,417

Diluted	1,385			27		(37	)c	1,375		1,375	44	b	1,419

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information

ARCELOR

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

AS OF JUNE 30, 2007 AND FOR THE SIX MONTH PERIOD AND YEAR ENDED JUNE 30, 2007 AND

DECEMBER 31, 2006, RESPECTIVELY

Note 1 - Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Income Statement for the six month period ended June 30, 2007 and for the year ended December 31, 2006 reflects adjustments as if each of the acquisition of Arcelor, accounted for using the purchase method of accounting, the acquisition of the outstanding minority interest in Arcelor Brasil, the merger of Mittal Steel into ArcelorMittal, and the proposed merger of ArcelorMittal into Arcelor had occurred on January 1, 2006. The Unaudited Pro Forma Condensed Combined Balance Sheet reflects these adjustments as if they had occurred as of June 30, 2007.

The Unaudited Pro Forma Condensed Combined Financial Information is presented for illustrative purposes only and does not purport to indicate the results of operations or the combined financial position that would have resulted had the transactions been completed as of the dates indicated, nor is it intended to be indicative of expected results of operations in future periods or the future financial position of Arcelor. Likewise, the pro forma combined provision for income taxes and the pro forma combined balances of deferred taxes may not represent the amounts that would have resulted had the entities filed consolidated income tax returns during the periods presented. In addition, they do not reflect cost savings or other synergies resulting from the acquisitions that may be realized in future periods.

Intercompany sales between the entities included in the Unaudited Pro Forma Condensed Combined Financial Information have not been excluded or eliminated from the Unaudited Pro Forma Condensed Combined Information as the amounts were not material.

The Unaudited Pro Forma Condensed Combined Financial Information has been prepared on the basis of assumptions described in these notes.

Note 2 - Historical Financial Statements

Represents the historical financial statements of Mittal Steel and Arcelor in accordance with IFRS.

a)	Represents the historical condensed consolidated balance sheet of Mittal Steel as of June 30, 2007.

b)	Represents the historical condensed consolidated income statement of Mittal Steel for the year ended December 31, 2006.

c)	Represents the historical condensed consolidated statement of income of Arcelor for the period from January 1, 2006 through July 31, 2006 translated from euros into U.S. dollars using an average exchange rate of €1 to $1.2343.

d)	Represents the historical condensed consolidated income statement of Mittal Steel for the six month period ended June 30, 2007.

Note 3 - Acquisition of the Minority Interest in Arcelor Brasil (Balance Sheet)

On September 25, 2006, the CVM, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all of the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Mittal Steel. Pursuant to the ruling, the value to be offered to Arcelor Brasil’s shareholders was to be determined on the basis of the value of the part of the overall consideration paid for Arcelor by Mittal Steel that was attributable to Arcelor Brasil. On April 17, 2007, the CVM granted registration of the offer, which opened on April 27, 2007 and closed on June 4, 2007. The consideration offered per Arcelor Brasil share was R$10.82 in cash and 0.3568 Mittal Steel class A common shares, subject to certain adjustments. Tendering Arcelor Brasil shareholders could also accept an all-cash option, pursuant to which they would receive cash in an amount equal to the value of the cash and share consideration described above, calculated in the manner set forth in the offering documents.

As of June 4, 2007, 191.3 million Arcelor Brasil shares were tendered, representing 29.5% of the total Arcelor Brasil share capital and 89.7% of the free float of Arcelor Brasil. Of the total number of shares tendered 39.6% were tendered pursuant to the Mixed Offer and 60.4% pursuant to the Cash Offer. The total value offered per Arcelor Brasil share was €21.05 ($28.31). The amount of cash paid by Mittal Steel was approximately €2.6 billion ($3.5 billion). The number of Mittal Steel class A common shares issued was approximately 27 million shares, representing 2% of the share capital of Mittal Steel on a diluted basis. As of August 8, 2007, Mittal had paid an additional $0.4 billion in cash for additional shares of Arcelor Brasil. These purchases were made pursuant to the sell-out procedure under applicable Brazilian regulations that required that the remaining Arcelor Brasil shareholders have the opportunity to sell their shares to Mittal Steel for R$53.89 per share in cash (the same price offered to Arcelor Brasil shareholders in the all-cash option of the tender offer) plus an interest component from June 8, the date of the settlement of the all-cash option of the tender offer, until settlement of such sales. On August 8, 2007, a general Arcelor Brasil shareholder’s meeting was held which approved the redemption by Arcelor Brasil of the remaining shares of Arcelor Brasil not held by Mittal Steel. On August 17, 2007, Arcelor Brasil paid a total of $0.1 billion in cash to the remaining shareholders and redeemed all the remaining shares of Arcelor Brasil for R$53.89 per share plus an interest component for the period from June 8, 2007, the date of the settlement of the all-cash option of the tender offer, until August 17, 2007, the date the funds were made available to the remaining shareholders. The Unaudited Pro Forma Condensed Combined Financial Information assumes that the value offered per Arcelor Brasil share is as described above and that the reference price of class A common shares of Mittal Steel to be used for determining the number of shares to be delivered pursuant to the offering documents is assumed to be $63.37, the weighted average closing price on the New York Stock Exchange from June 4, 2007 to June 25, 2007.

The assets acquired and liabilities assumed of Arcelor Brasil are reflected in the historical consolidated balance sheet as of June 30, 2007.

In addition, the impact of ongoing integration activities, transaction costs to be allocated or incurred, and other changes, could cause material differences between actual and pro forma results in the information presented.

a)	The total purchase price for the acquisition is as follows:

Amount (in millions)
Value of Mittal Steel shares issued (approximately 27 million shares x $63.37)	$1,713
Total cash paid to security holders	3,944

Total purchase price	$5,657

b)	Represents the elimination of the historical book value of minority interest acquired of $2,357 million and the excess of the purchase price over the book value of the Arcelor Brasil minority interest. The excess of $3,300 million is recorded as an increase in goodwill.

Amount (in millions)
Total purchase price	$5,657
Less: historical book value of minority interest acquired	2,357

Adjustment to goodwill resulting from the excess of purchase price over book value	$3,300

Although during 2006 there were no acquisitions of minority interest, in the preparation of its consolidated financial statements Mittal Steel determined the policy to be applied for future acquisitions of minority interest to be that which is disclosed in Note 2 to the consolidated financial statements. Subsequent to the issuance of Mittal Steel’s Annual Report on Form 20-F for the year ended December 31, 2006, and in connection with its considerations related to the accounting for acquisition of the minority interest in Arcelor Brasil, Mittal Steel determined to voluntarily change its accounting policy to account for the excess of purchase price and the historical book value as goodwill. ArcelorMittal (as successor to Mittal Steel) believes that accounting for such excess as goodwill provides more relevant information consistent with the economics of the transaction. As no transactions were accounted for applying the policy disclosed in Note 2 to the consolidated financial statements, retrospective application of this change has no effect on prior periods. The pro forma adjustments above reflect the acquisition of Arcelor Brasil in accordance with the revised policy.

Note 4 – Share-buy Back Programs (Balance Sheet)

On April 2, 2007, Mittal Steel announced the commencement of a share buy-back program to repurchase up to a maximum aggregate amount of $590 million of its class A common shares. The share buy-back program was scheduled to end at the earliest of (i) December 31, 2007, (ii) the moment at which the aggregate value of class A common shares repurchased by Mittal Steel since the start of this share buy-back program reached $590 million, (iii) the moment at which Mittal Steel and its subsidiaries held 10% of the total number of the then-issued class A and class B common shares, or (iv) the moment at which ArcelorMittal no longer has any corporate authorization to repurchase its shares. This share buy-back program was completed on September 4, 2007 as the $590 million limit was reached, Mittal Steel and ArcelorMittal, as its successor, purchased an aggregate of 9,513,960 Mittal Steel class A common shares and ArcelorMittal shares under this program.

On June 12, 2007, Mittal Steel announced its intention to start a share buy-back program for up to a maximum of 27 million class A common shares, immediately following the completion of the $590 million share buy-back program summarized above. This new share buy-back program was designed to offset the issuance of shares as partial consideration for the acquisition of the outstanding minority interests in Arcelor Brasil. This share buy-back program commenced upon the termination of the $590 million buy-back program described above and will end at the earliest of the moment at which (i) the aggregate number of shares purchased under this program reaches the 27 million share limit, (ii) ArcelorMittal and its subsidiaries will hold 10 percent of the then-issued ArcelorMittal shares, or (iii) ArcelorMittal no longer has corporate authorization to repurchase its shares. The Unaudited Pro Forma Condensed Combined Financial Information includes estimated consideration to be paid for this new share buy-back program of approximately $2.1 billion assuming the maximum number of shares repurchased of 27 million. As of October 11, 2007, 9,459,000 shares have been repurchased for a total amount of €490 million ($687 million). The remaining 17,541,000 shares are assumed to be repurchased at a price per share of $78.57, the closing price on the New York Stock Exchange on October 11, 2007, for a total amount of $1.4 billion. This share buy-back program is assumed to be financed through new credit facilities.

Note 5 – Merger of Mittal Steel into ArcelorMittal

ArcelorMittal and Mittal Steel agreed in a merger agreement dated May 2, 2007 to merge as contemplated by the merger proposal and explanatory memorandum for such transaction. After a vote of the shareholders of Mittal Steel at an extraordinary general meeting held on August 28, 2007, this merger became effective on September 3, 2007 and the combined company was named “ArcelorMittal”.

ArcelorMittal was incorporated on August 13, 2004 under the name Verger Investments S.A. It has been a wholly-owned subsidiary of Mittal Steel since April 24, 2007 and was renamed “ArcelorMittal” on April 26, 2007. ArcelorMittal did not conduct operations prior to the merger with Mittal Steel. Prior to the merger with Mittal Steel, ArcelorMittal did not have any assets, liabilities (contingent or otherwise) or commitments, other than assets consisting of an immaterial amount of cash. It was being used to facilitate the two-step merger process described above.

In the merger, a holder of Mittal Steel class A common shares received one newly-issued ArcelorMittal share for every Mittal Steel class A common share, which is referred to as the Class A Exchange Ratio. A holder of Mittal Steel class B common shares received one newly-issued ArcelorMittal share for every one Mittal Steel class B common share, which is referred to as the Class B Exchange Ratio.

No additional consideration in cash or in kind was paid by ArcelorMittal to the shareholders of Mittal Steel in connection with that merger.

Former Mittal Steel shareholders held 100% of the outstanding shares of ArcelorMittal immediately after the merger.

a)	Reflects the issuance of ArcelorMittal shares and merger premium in exchange for the net assets of Mittal Steel as of June 30, 2007.

b)	Reflects the elimination of ArcelorMittal’s investment in Mittal Steel against the combined equity of Mittal Steel.

Amount (in millions)
a) Issuance of ArcelorMittal shares and merger premium	$42,127
b) Elimination of ArcelorMittal’s investment	(42,127)

Total pro forma adjustment	$—

Note 6 – Merger of ArcelorMittal into Arcelor (Balance Sheet)

In the proposed second-step merger, ArcelorMittal (the surviving entity in the Mittal Steel and ArcelorMittal merger) will merge into Arcelor and shareholders of ArcelorMittal will become shareholders of Arcelor, which will subsequently be renamed “ArcelorMittal”. The second-step merger is intended to further rationalize the corporate structure of the combined company initiated by the first-step merger of Mittal Steel and ArcelorMittal.

In the proposed second-step merger, a holder of ArcelorMittal shares will receive one newly issued Arcelor share for every one ArcelorMittal share, which is referred to as the Exchange Ratio. This Exchange Ratio assumes the prior completion of a share capital restructuring of Arcelor pursuant to which each 7 pre-capital restructuring shares of Arcelor would be exchanged for 8 post-capital restructuring shares of Arcelor.

No additional consideration in cash or in kind will be paid by Arcelor to the shareholders of ArcelorMittal in connection with the merger.

The acquisition of the minority interest in connection with the merger of ArcelorMittal (the surviving entity in the Mittal Steel and ArcelorMittal merger) into Arcelor will be accounted for using the purchase method of accounting. The excess of the purchase price over the historical book value of the minority interest will be recorded as goodwill.

The Unaudited Pro Forma Condensed Combined Financial Information assumes the per share price of ArcelorMittal shares to be $78.57, the closing share price on the New York Stock Exchange on October 11, 2007.

a)	The estimated total purchase price for the acquisition of the minority interest in Arcelor is as follows:

Amount (in millions)
Estimated value of ArcelorMittal shares issued (approximately 44.1 million shares x $78.57)	$3,465
Estimated cash paid to security holders	—

Total purchase price	$3,465

b)	Represents the elimination of the historical book value of minority interest acquired of $1,804 million and the estimated excess of the proposed purchase price over the book value of the Arcelor minority interest. The excess of $1,661 million is recorded as an increase in goodwill.

Amount (in millions)
Total purchase price	$3,465
Less: historical book value of minority interest acquired	1,804

Adjustment to goodwill resulting from the excess of purchase price over book value	$1,661

Note 7 - Acquisition of Arcelor (Income Statement)

Mittal Steel, through a series of transactions, acquired 94.2% of the issued and outstanding shares of Arcelor and all of Arcelor’s convertible bonds. Aggregate consideration consisted of cash paid by Mittal Steel of approximately €8.0 billion (approximately $10.2 billion) and approximately 680 million Mittal Steel class A shares, valued at $34.20 per share for IFRS accounting purposes, the weighted average closing price on August 1, 2006 and September 4, 2006 (the dates of the issuance of Mittal Steel shares as consideration).

The purchase price for the Arcelor acquisition was determined as follows:

Amount (in millions)
Value of Mittal Steel shares issued	$23,240
Cash paid to security holders	10,247
Bankers’ fees and other transaction costs	188

Total purchase price	$33,675
Less: Cash acquired	4,594

Total purchase price, net	$29,081

The following table presents the amounts assigned to the net assets acquired based on their estimated fair values at the date of acquisition:

(in millions)	Arcelor Historical	Purchase Accounting Adjustments	Purchase Price Allocation
Assets:
Current assets	$21,292	$1,060	$22,352
Property, plant and equipment	22,480	11,858	34,338
Other non-current assets	6,356	2,320	8,676

Liabilities:
Current liabilities	(16,178)	—	(16,178)
Long-term loan	(8,830)	(80)	(8,910)
Other long-term liabilities	(5,532)	(1,244)	(6,776)
Deferred income taxes	(1,276)	(3,778)	(5,054)
Minority interest	(3,303)	(794)	(4,097)

Net assets	$15,009	$9,342	$24,351
Minority interest	(1,147)	—	(1,147)

Net assets acquired	$13,862	$9,342	$23,204

Fair value of shares issued			23,240
Cash paid, net of $4,594 cash acquired			5,841

Purchase price, net			$29,081

Goodwill			$5,877

The Arcelor acquisition was financed with credit extended by financial institutions under agreements entered into on January 30, 2006 (as subsequently amended) and May 23, 2006 totaling €7.8 billion (approximately $10.0 billion). Further, on September 7, 2006 and September 11, 2006, Mittal Steel signed a revolving credit facility of €1.0 billion (approximately $1.3 billion) to finance the further acquisition of shares. $9,067 million was utilized towards the cash settlement of the purchase consideration of the Arcelor acquisition. The cash acquired from the Arcelor acquisition has been reduced for transaction costs of $165 million and a $176 million fee paid by Arcelor to Severstal upon the termination of the agreement relating to a proposed transaction between Arcelor and Severstal. The financing of the cash paid is summarized below:

Amount (in millions)
Short-term debt incurred	$2,750
Long-term debt incurred	6,317
Cash from balance sheet paid	1,709

Total financing	$10,776

a)	Reflects the incremental amortization of unfavorable and favorable contracts recognized in connection with the acquisition of Arcelor, for the period from January 1, 2006 through July 31, 2006. Expected amortization is $96 million per annum, based on current estimates. Therefore the $56 million adjustment reflects the incremental amortization for the seven months ended July 31, 2006.

Approximately $5.9 billion has been allocated to goodwill. As ArcelorMittal (as successor to Mittal Steel) completes the purchase price allocation, this excess may be allocated to other identified tangible or intangible assets, including patents, customer related intangibles, and favorable and unfavorable contracts, which could be depreciable or amortizable. If this amount were allocated to assets with estimated useful lives of 10-25 years, amortization expense would increase by approximately $590 million to $236 million per annum, before income taxes.

Based on current estimates, ArcelorMittal (as successor to Mittal Steel) has allocated $11.9 billion to property, plant and equipment. Historically, the useful lives of property, plant and equipment applied by Arcelor ranged from 5 to 25 years. In connection with Mittal Steel’s acquisition of Arcelor and its fair valuation of the acquired assets and liabilities, Mittal Steel assessed the remaining useful lives of property, plant and equipment based on its current state and Mittal Steel’s experience in operating such assets. This assessment resulted in the assignment of remaining useful lives ranging from 5 to 38 years.

As a result of these two offsetting effects, ArcelorMittal (as successor to Mittal Steel) does not expect the acquisition to have a significant impact on depreciation expense.

b)	Represents the elimination of $341 million of costs directly incurred by Arcelor related to the acquisition that were expensed during the seven months ended July 31, 2006. The costs are primarily composed of financial advisory, legal and other non-recurring professional fees. Assuming the acquisition took place on January 1, 2006, these costs would not have been expensed during the period presented.

c)	Represents the incremental interest expense related to the borrowings noted above, for the period from January 1, 2006 through July 31, 2006. Interest is calculated based on EURIBOR plus a margin. The interest rate has been estimated at 4.2% or approximately $381 million per annum. Therefore the $222 million adjustment represents the incremental interest expense for the seven months ended July 31, 2006. A 0.5% or 50 basis point change in the interest rate would increase or decrease net income by approximately $45 million per annum, before income taxes.

d)	Represents the tax impact of the above adjustments assuming a 25% blended statutory rate.

e)	The following represents the reallocation of the net income attributable to minority interests to net income attributable to equity holders of the parent resulting from the adjustments as if the acquisition of Arcelor had occurred on January 1, 2006.

Amount (in millions)
Attributable to:
Equity holders of the parent
Net income (including minority interest)	$47
Allocation of 5.8% minority interest share of Arcelor historical net income attributable to equity holders of the parent (2,103 x 5.8%)	(122)
Allocation of 5.8% minority interest share of 7b) net of income taxes of $85 million	(15)

Total	$(90)

Minority interest
Allocation of 5.8% minority interest share of Arcelor historical net income attributable to equity holders of the parent (2,103 x 5.8%)	$122
Allocation of 5.8% minority interest share of 7b) net of income taxes of $85 million	15

Total	$137

f)	Represents the incremental weighted average of the 680 million Mittal Steel class A common shares issued for the acquisition of Arcelor for seven months.

Note 8 - Acquisition of the Minority Interest of Arcelor Brasil (Income Statement)

Mittal Steel acquired the outstanding minority interest of Arcelor Brasil. See Note 3 for a description of the transaction.

a)	Represents the reallocation of the net income attributable to minority interests to net income attributable to equity holders of the parent, as a result of the acquisition of the minority interest.

b)	Represents the number of Mittal Steel class A common shares issued in the acquisition of Arcelor Brasil.

Note 9 – Share-buy Back Programs (Income Statement)

Mittal Steel (and ArcelorMittal as successor) has proposed share-buy back programs as described in Note 4.

a)	Represents the incremental interest expense related to the borrowings to fund the 27 million share buy-back program for the period from January 1, 2006 to December 31, 2006 and for the period from January 1, 2007 to June 30, 2007. Interest is calculated based on EURIBOR plus a margin. The interest rate has been estimated at 4.2% or approximately $87 million per annum. A 0.5% or 50 basis point change in the interest rate would increase or decrease net income by approximately $9 million per annum, before income taxes.

b)	Represents the tax impact of the above adjustments assuming a 25% blended statutory rate.

c)	Represents the number of Mittal Steel class A common shares, or ArcelorMittal shares as applicable, repurchased for the $590 million share buy-back program (9,513,960 shares) and the 27 million share buy-back program.

Note 10 – Merger of ArcelorMittal into Arcelor (Income Statement)

ArcelorMittal (the surviving entity in the Mittal Steel and ArcelorMittal merger) will merge into Arcelor. See Note 6 for a description of the proposed transaction.

a)	Represents the reallocation of the net income attributable to minority interests to net income attributable to equity holders of the parent, as a result of the acquisition of the minority interest of $80 million recorded for the five-month period ended December 31, 2006 and $137 million recorded for the pro forma adjustment as described in Note 7e).

b)	Represents the number of additional ArcelorMittal shares to be issued in connection with the proposed merger of ArcelorMittal into Arcelor.

c)	Represents the reallocation of the net income attributable to minority interests to net income attributable to equity holders of the parent, as a result of the acquisition of the minority interest of $176 million recorded for the six month period ended June 30, 2007.

Note 11 - Other Information

Described below are various events which occurred subsequent to the acquisition and which have not been reflected in the pro forma adjustments described above:

a)	On February 20, 2007 the United States Department of Justice (“DOJ”) informed Mittal Steel that it had selected the Sparrows Point plant for divestiture under the consent decree filed by the DOJ in August 2006. The DOJ filed the consent decree in connection with its announcement that it had concluded that the acquisition by Mittal Steel of Arcelor was likely to lessen substantially competition in the market for tin mill products in the eastern United States. The consent decree required the divestiture of Dofasco or, if Mittal Steel were unable to sell Dofasco, the divestiture of either Mittal Steel’s Sparrows Point facility in Maryland or Mittal Steel’s Weirton facility in West Virginia. The consent decree provided that the DOJ in its sole discretion would choose which plant would be sold. After the consent decree was filed in court, the boards of both Mittal Steel and Arcelor were unsuccessful in causing the sale of Dofasco. ArcelorMittal is currently in the process of divesting the Sparrows Point plant. Given that this divestiture is not material, it has not been included in the pro forma adjustments.

b)	Other recent acquisitions and divestitures have not been reflected in the pro forma adjustments. The other recent acquisitions and divestitures were not individually or in the aggregate significant to ArcelorMittal as defined in SEC Rule 1-02(w) of Regulation S-X.

Note 12 - Significant Differences between IFRS and U.S. GAAP

The Unaudited Pro Forma Condensed Combined Financial Information was prepared in accordance with IFRS, which, as applied by Arcelor, differs, in certain significant respects from U.S. GAAP. Under Arcelor’s accounting policies, there are no differences between IFRS and International Financial Reporting Standards as issued by the International Accounting Standards Board. The effects of the application of U.S. GAAP to pro forma consolidated net income for the six month period ended June 30, 2007 as reported under IFRS, are set out in the table below:

(in millions)	For the Six Month Period Ended June 30, 2007
Pro forma combined net income (including minority interest) as reported under IFRS	$5,874
Less: pro forma combined minority interest share of net income	(511)

Pro forma net income attributable to equity holders of parent, as reported under IFRS	5,363

U.S. GAAP adjustments:
(a) Employee benefits	22
(b) Business combination – related adjustments
(1) Negative goodwill	92
(2) Measurement date	—
(3) Revaluation of minority interests	6
(4) Restructuring provisions	—
(c) Other	(81)
(d) Deferred income tax effect on adjustments	(2)
(e) Effect of minority interests on adjustments	(11)

Total U.S. GAAP adjustments	26

Pro forma net income, as determined under U.S. GAAP	$5,389

The effects of the application of U.S. GAAP to pro forma consolidated net income for the year ended December 31, 2006, as reported under IFRS, are set out in the table below:

(in millions)	For the Year Ended December 31, 2006
Pro forma combined net income (including minority interest) as reported under IFRS	$8,596
Less: pro forma combined minority interest share of net income	(730)

Pro forma net income attributable to equity holders of parent, as reported under IFRS	7,866

U.S. GAAP adjustments:
(a) Employee benefits	54
(b) Business combination – related adjustments
(1) Negative goodwill	280
(2) Measurement date	—
(3) Revaluation of minority interests	379
(4) Restructuring provisions	80
(c) Other	(153)
(d) Deferred income tax effect on adjustments	(279)
(e) Effect of minority interests on adjustments	(175)

Total U.S. GAAP adjustments	186

Pro forma net income, as determined under U.S. GAAP	$8,052

The effects of the application of U.S. GAAP to pro forma consolidated shareholders’ equity as of June 30, 2007, as reported under IFRS, is set out in the table below:

(in millions)	June 30, 2007
Pro forma combined shareholders’ equity, as reported under IFRS	$54,531
Less: pro forma combined minority interest, as reported under IFRS	(4,594)

Pro forma combined shareholders’ equity excluding minority interest, as reported under IFRS	49,937

U.S. GAAP adjustments:
(a) Employee benefits	(1,171)
(b) Business combination – related adjustments
(1) Negative goodwill	(3,025)
(2) Measurement date	(2,442)
(3) Revaluation of minority interests	(373)
(4) Restructuring provisions	—
(c) Other	(130)
(d) Deferred income tax effect on adjustments	1,346
(e) Effect of minority interests on adjustments	224
(f) Uncertain tax positions	(129)

Total U.S. GAAP adjustments	(5,700)

Pro forma combined shareholders’ equity under U.S. GAAP	$44,237

(a)	Employee benefits

The aggregate adjustments included in the table above as of June 30, 2007 for the balance sheet and for the six-month period ended December 31, 2006 and June 30, 2007, respectively, for the income statement consist of the following:

	As of June 30, 2007	For the Year Ended December 31, 2006	For the Six Month Ended June 30, 2007
Recognition of funded status (SFAS 158)	(991)	12	3
Prior service costs	(180)	42	19

Total U.S. GAAP adjustments (before income taxes and minority interest)	(1,171)	54	22

Recognition of funded status (SFAS 158)

Under U.S. GAAP, the Company (which refers to Mittal Steel before the merger with ArcelorMittal and ArcelorMittal after the merger) accounts for its pensions and post-retirement benefit plans in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers’ Accounting for Pensions” and SFAS 106, Employers’ Accounting for Post-retirement Benefits” and, from December 31, 2006, SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” Effective December 31, 2006, SFAS No. 158 required the Company to recognize the funded status of employee benefit plans on the balance sheet. Prior to the adoption of SFAS No. 158, the Company recognized an additional minimum pension liability as described below. Due to the adoption of SFAS 158, actuarial gains and losses and prior service costs, (which remain unrecognized amounts under IFRS) are recognized as of December 31, 2006 directly in equity, net of deferred income taxes.

Prior service costs

Under IFRS, in accordance with IAS 19, “Employee Benefits”, where pension benefits have already vested, prior service costs are recognized immediately. Under U.S. GAAP, in accordance with FAS 87, “Employers’ Accounting for Pensions”, prior service costs are amortized over the remaining working lives for both vested and unvested rights.

(b)	Business combinations

(1) Negative goodwill

Under IFRS 3, “Business Combinations,” any excess of the fair value of acquired net assets over the acquisition cost (negative goodwill) is recognized immediately as income. Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards (“FAS”) 141, “Business Combinations,” any excess of the fair value of acquired net assets over the acquisition cost (negative goodwill) is allocated on a pro rata basis to reduce the amount allocated to non-current, non-monetary assets until such assets are reduced to zero. Any remaining excess is recognized immediately as an extraordinary gain.

U.S. GAAP depreciation and amortization expense was reduced by $280 million for the year ended December 31, 2006 and $92 million for the six month period ended June 30, 2007. U.S. GAAP equity was decreased by $3,025 million as of June 30, 2007 as a result of the above difference.

(2) Measurement date

Under IFRS, the guidance of IFRS 3 requires that securities issued as consideration in a business combination be recorded at their fair value as of the date of exchange – the date on which an entity obtains control over the acquiree’s net assets and operations. Under U.S. GAAP, in accordance with Emerging Issues Task Force (“EITF”) 99-12: “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination,” the measurement date used to determine the fair value of securities issued as consideration in a business combination is the date when the terms of transaction are agreed to and announced.

(3) Revaluation of minority interest

Under IFRS, when Mittal Steel acquires less than 100% of a subsidiary, the minority interest is stated on Mittal Steel’s balance sheet at the minority’s proportion of the net fair value of acquired assets, liabilities and contingent liabilities assumed. Under U.S. GAAP, the minority interest is valued at its historical book value. Fair values are only assigned to Mittal Steel’s share of the net assets acquired. This decreased U.S. GAAP equity by approximately $373 million, before income tax, as of June 30, 2007 and increased U.S. GAAP net income by approximately $379 million and $6 million, before income tax, for the year ended December 31, 2006 and for the six-months period ended June 30, 2007, respectively.

(4) Restructuring provisions

Under IFRS, the Company may recognize restructuring provisions as part of the acquired liabilities only if the Company has an existing liability at the acquisition date for a restructuring plan recognized in accordance with International Accounting Standards (“IAS”) 37, “Provisions, contingent liabilities, and contingent assets”.

Under U.S. GAAP, EITF 95-3, “Recognition of Liabilities in Connection with a Business Combination,” requires the Company to recognize a restructuring liability at the acquisition date if specific criteria are met. Mittal Steel must have a plan to exit an activity as of the acquisition date, and communication of such a plan should have occurred.

(c)	Other

The aggregate other adjustment included as of December 31, 2006 and for the year then ended consists of the following:

	As of June 30,	For the year ended December 31,	For the Six Month ended June 30,
	2007	2006	2007
Inventory valuation	(87)	(144)	(97)
Other	(43)	(9)	16

Total U.S. GAAP adjustments (before income taxes and minority interest)	(130)	(153)	(81)

Inventory valuation

Under IFRS, inventory is measured on the basis of first in – first out (FIFO). Under U.S. GAAP, the Company measures certain inventory on the basis of last in – first out (LIFO).

(d)	Deferred income tax effect on adjustments

This adjustment reflects the deferred tax effects attributable to the aforementioned adjustments.

(e)	Effect of minority interests on adjustments

This adjustment reflects that portion of the aforementioned adjustments attributable to the outside minority interests of subsidiaries for those adjustments that impact subsidiaries with minority interests.

(f)	Uncertain tax positions

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). As a result of the implementation of FIN 48, the Company recognized an increase of approximately $129 million of additional liabilities for uncertain tax positions, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

The total amount of unrecognized tax benefits were approximately $1,199 million as of June 30, 2007 and $1,238 million as of January 1, 2007. If these unrecognized tax benefits were recognized, the annual effective tax rate would decrease by approximately 3%. Unrecognized tax benefits are the differences between a tax position taken, or expected to be taken in a tax return, and the benefit recognized for accounting purposes pursuant to FIN 48.

The Company records interest related to uncertain tax positions as a part of net interest and other financial costs in the Statement of Operations. Any penalties are recognized as part of selling, general administrative expenses. As of June 30, 2007 and January 1, 2007, the Company had an accrued liability of approximately $43 million and $35 million, respectively for interest and penalties related to uncertain tax positions.

(g)	Other presentation differences

The major reclassifications, adjusting the IFRS presentation to conform to U.S. GAAP, are as follows:

Deferred income taxes

Under IFRS, current deferred tax assets and current deferred tax liabilities are presented as non-current items in the balance sheet. Under U.S. GAAP, current deferred tax assets and current deferred tax liabilities are presented within the current assets and current liabilities, respectfully, in the balance sheet.

Classification of accreted interest

Under IFRS, the interest component of discounted obligations is presented as part of interest. Under U.S. GAAP the interest component of discounted obligations is presented as part of cost of sales.

Deferred financing costs

Under IFRS, borrowings are recognized in the balance sheet net of issuance related costs. Under U.S. GAAP, issuance related costs are recognized in the balance sheet as an asset.

Pension costs

Under IFRS, the Company has classified the interest component and the expected return on plan assets component of net periodic pension cost as a financial expense in the consolidated statement of income. Under U.S. GAAP, the interest component and the expected return on plan assets component of net periodic pension costs is included within the operating expense section of the consolidated statement of income.

(h)	Pro Forma U.S. GAAP earnings per share

Under U.S. GAAP, basic earnings-per-share is calculated by dividing the net income available to common shareholders by the weighted average number of shares outstanding during the period, and diluted earnings-per-share is calculated by adjusting both the numerator and denominator used for the calculation of basic earnings-per-share for instruments that provide holders with potential access to the capital of the Company, whether they are issued by the Company itself or by one of its subsidiaries. The dilution is calculated, instrument-by-instrument, taking into account the conditions existing at the balance sheet date, and excluding anti-dilutive instruments.

The following table sets out the calculation of pro forma basic and diluted earnings-per-share (in millions, except per share data), as determined in accordance with U.S. GAAP, for the six month period ended June 30, 2007:

June 30, 2007

Pro forma U.S. GAAP net income available to common shareholders	$5,337
Pro forma U.S. GAAP net income available to common shareholders and assumed conversion	5,337

Pro forma weighted average common shares outstanding (in millions):	1,417

Plus: Incremental shares from assumed exercise of stock options	2

Pro forma weighted average common shares assuming conversion	1,419

Pro forma U.S. GAAP earnings per share:
Basic	$3.77
Diluted	3.76

The following table sets out the calculation of pro forma basic and diluted earnings-per-share (in millions, except per share data), as determined in accordance with U.S. GAAP, for the year ended December 31, 2006:

December 31, 2006

Pro forma U.S. GAAP net income available to common shareholders	$8,052
Pro forma U.S. GAAP net income available to common shareholders and assumed conversion	8,052

Pro forma weighted average common shares outstanding (in millions):	1,419

Plus: Incremental shares from assumed exercise of stock options	1

Pro forma weighted average common shares assuming conversion	1,420

Pro forma U.S. GAAP earnings per share:
Basic	$5.67
Diluted	5.67